Announcement of the litigation with Yunlin County Government for the expenditure sharing of duct construction project for the High Speed Railway

Date of events: 2014/01/16

Contents:

1. Parties to the legal matter, name of the court, disposing agency, and reference/case numbers of relevant documents: Yunlin County Government, Yunlin District Court, Civil Case No.: 103 Si Liu Jian Tiao 14.

2.	Date of occurrence of the event: 2014/01/16

3.	Background and circumstances of the matter (including the property/subject matter under dispute):

The disagreement between the Company and Yunlin County Government for the expenditure sharing of duct construction project for the High Speed Railway.

4. Course and progression of handling of the matter: The Company claims the amount of duct construction expenditure is not reasonable; however, starting from the year 2010, there is no agreement achieved between the two parties after multiple negotiation.

5. Effect on company finances and business and estimated monetary amount of the effect: NT$109,546,809.

6.	Countermeasures and status of amelioration: None

7.	Any other matters that need to be specified: None